UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Sucampo Pharmaceuticals, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01

(Title of Class of Securities)

864909106

(CUSIP Number)

David N. Oakey, Esquire

McGuireWoods LLP

800 East Canal Street

Richmond, VA 23219

(804) 775-1022

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 12, 2017

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	NAMES OF REPORTING PERSONS. Sachiko Kuno I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,353,204(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,353,204(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,353,204(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.9%
14	TYPE OF REPORTING PERSON IN

(1)	Includes 1,215,860 shares held by Sachiko Kuno Foundation, Inc., a nonstock corporation for which the reporting person currently serves as the sole director (the “Foundation”). The reporting person disclaims beneficial ownership of the shares held by the Foundation.

1	NAMES OF REPORTING PERSONS. SK Impact Fund, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). 47-4914300
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION District of Columbia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,137,344
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,137,344
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,137,344
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.3%
14	TYPE OF REPORTING PERSON OO

Explanatory Note: This Amendment No. 1 amends and supplements the Schedule 13D originally filed by the undersigned with the Securities and Exchange Commission on December 29, 2016 (the “Original Filing”). Capitalized terms used in this Amendment No. 1 and not defined herein have the respective meanings assigned to such terms in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and restated as follows:

The Reporting Persons have no present plans or proposals which relate to, or would result in, any one or more of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, but do reserve the right to, from time to time, acquire or dispose of Shares.

Given its status as a significant shareholder, representatives of the LLC may, from time to time, engage in discussions with the Issuer regarding the Issuer’s corporate strategy and general business activities.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

(a)	The number and percentage of Shares beneficially owned by the Reporting Persons is provided in Items 11 and 13 of each of their respective Cover Pages and is incorporated herein by reference. The beneficial ownership percentage reflected on each Cover Page is based on the total number of Shares reported as outstanding in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on August 2, 2017. The number and percentage of Shares beneficially owned by the Listed Persons is set forth on Schedule A and is incorporated herein by reference.

Dr. Kuno is the indirect beneficial owner of the 7,137,344 Shares held by the LLC. Dr. Kuno may also be deemed to be the indirect beneficial owner of the 1,215,860 Shares held by the Foundation. Dr. Kuno, however, disclaims beneficial ownership of the Shares held by the Foundation.

(b)	The nature of the Reporting Persons’ voting and dispositive power with regard to the Shares described in Item 5(a) above is reflected in Items 7 through 10 of each of their respective Cover Pages, which information is incorporated herein by reference. The nature of the Listed Person’s beneficial ownership of Shares is set forth on Schedule A and is incorporated herein by reference.

(c)	On September 11, 2017, the LLC sold 1,000,000 Shares for $12.00 per share through a block trade pursuant to Rule 144 under the Securities Act of 1933, as amended. Transactions engaged in by the Foundation since the Original Filing are listed on Schedule B and incorporated herein by reference. The Reporting Persons have otherwise engaged in no transactions since the Original Filing. Any transactions engaged in by the Listed Persons since the Original Filing are described on Schedule A and incorporated herein by reference.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and restated as follows:

Not applicable.

Item 7. Material to be Filed as Exhibits.

Item 7 is hereby amended to delete Exhibit 1.2.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 27, 2017

/s/ Sachiko Kuno
Sachiko Kuno

SK IMPACT FUND, LLC

By:	/s/ Sachiko Kuno
Name:	Sachiko Kuno
Title:	Manager

Schedule A

Name	Position and Present Principal Occupation	Shares Beneficially Owned
Kei Tolliver	Secretary and Treasurer, SK Impact Fund, LLC Founder, Kei S. Tolliver Law, LLC	1,800[1]

Ms. Tolliver is a citizen of Japan.

The principal business address for Ms. Tolliver is 2001 L Street, NW, Suite 750, Washington, DC 20036.

1.	Represents less than 1% of the outstanding Shares. All 1,800 Shares are held directly by Ms. Tolliver.

Ms. Tolliver has not engaged in any transactions in Shares since the Original Filing.

Schedule B

Reporting Person	Date	Transaction	Number of Shares	Price Per Share	Nature of Transaction
Dr. Sachiko Kuno[1]	09/01/2017	Sale	19,533	$11.8178	Open market sale
Dr. Sachiko Kuno[1]	08/31/2017	Sale	19,200	$11.6202	Open market sale
Dr. Sachiko Kuno[1]	08/30/2017	Sale	19,540	$11.4561	Open market sale
Dr. Sachiko Kuno[1]	08/29/2017	Sale	16,300	$11.3333	Open market sale
Dr. Sachiko Kuno[1]	08/28/2017	Sale	16,920	$11.3378	Open market sale
Dr. Sachiko Kuno[1]	08/25/2017	Sale	28,000	$11.2786	Open market sale
Dr. Sachiko Kuno[1]	08/24/2017	Sale	17,000	$11.2094	Open market sale
Dr. Sachiko Kuno[1]	08/23/2017	Sale	17,028	$11.2172	Open market sale
Dr. Sachiko Kuno[1]	08/22/2017	Sale	32,436	$11.1079	Open market sale
Dr. Sachiko Kuno[1]	08/21/2017	Sale	77,842	$11.0206	Open market sale
Dr. Sachiko Kuno[1]	08/16/2017	Sale	2,000	$10.5125	Open market sale
Dr. Sachiko Kuno[1]	08/15/2017	Sale	3,488	$10.5022	Open market sale
Dr. Sachiko Kuno[1]	08/14/2017	Sale	1,601	$10.5125	Open market sale
Dr. Sachiko Kuno[1]	08/09/2017	Sale	18,200	$10.6007	Open market sale
Dr. Sachiko Kuno[1]	08/08/2017	Sale	25,102	$10.6345	Open market sale
Dr. Sachiko Kuno[1]	08/07/2017	Sale	2,900	$10.5000	Open market sale
Dr. Sachiko Kuno[1]	08/04/2017	Sale	15,168	$10.5450	Open market sale
Dr. Sachiko Kuno[1]	08/03/2017	Sale	1,962	$10.5300	Open market sale
Dr. Sachiko Kuno[1]	08/02/2017	Sale	7,220	$10.7098	Open market sale
Dr. Sachiko Kuno[1]	08/01/2017	Sale	18,716	$10.6725	Open market sale
Dr. Sachiko Kuno[1]	07/31/2017	Sale	9,400	$10.8024	Open market sale
Dr. Sachiko Kuno[1]	07/28/2017	Sale	15,800	$10.8419	Open market sale
Dr. Sachiko Kuno[1]	07/27/2017	Sale	26,805	$10.7892	Open market sale
Dr. Sachiko Kuno[1]	07/26/2017	Sale	12,315	$11.0267	Open market sale
Dr. Sachiko Kuno[1]	07/25/2017	Sale	13,476	$11.0048	Open market sale
Dr. Sachiko Kuno[1]	07/24/2017	Sale	10,315	$10.9452	Open market sale
Dr. Sachiko Kuno[1]	07/21/2017	Sale	7,090	$10.9073	Open market sale
Dr. Sachiko Kuno[1]	07/20/2017	Sale	15,900	$10.9566	Open market sale
Dr. Sachiko Kuno[1]	07/19/2017	Sale	20,827	$10.8519	Open market sale
Dr. Sachiko Kuno[1]	07/18/2017	Sale	13,100	$10.8721	Open market sale
Dr. Sachiko Kuno[1]	07/17/2017	Sale	19,900	$10.9671	Open market sale
Dr. Sachiko Kuno[1]	07/14/2017	Sale	23,778	$11.0110	Open market sale
Dr. Sachiko Kuno[1]	07/13/2017	Sale	19,074	$10.9346	Open market sale
Dr. Sachiko Kuno[1]	07/12/2017	Sale	18,276	$10.7834	Open market sale
Dr. Sachiko Kuno[1]	07/11/2017	Sale	31,400	$10.7688	Open market sale
Dr. Sachiko Kuno[1]	07/10/2017	Sale	20,300	$10.7116	Open market sale
Dr. Sachiko Kuno[1]	07/07/2017	Sale	10,541	$10.6285	Open market sale
Dr. Sachiko Kuno[1]	07/06/2017	Sale	6,800	$10.5408	Open market sale
Dr. Sachiko Kuno[1]	07/05/2017	Sale	17,884	$10.6043	Open market sale
Dr. Sachiko Kuno[1]	07/03/2017	Sale	8,105	$10.6249	Open market sale
Dr. Sachiko Kuno[1]	06/30/2017	Sale	4,100	$10.5244	Open market sale
Dr. Sachiko Kuno[1]	06/29/2017	Sale	11,266	$10.5576	Open market sale
Dr. Sachiko Kuno[1]	06/28/2017	Sale	7,430	$10.5831	Open market sale
Dr. Sachiko Kuno[1]	06/27/2017	Sale	10,700	$10.4925	Open market sale
Dr. Sachiko Kuno[1]	06/12/2017	Sale	7,900	$10.0206	Open market sale
Dr. Sachiko Kuno[1]	06/09/2017	Sale	16,120	$10.1489	Open market sale
Dr. Sachiko Kuno[1]	06/08/2017	Sale	8,590	$10.0725	Open market sale
Dr. Sachiko Kuno[1]	06/07/2017	Sale	8,337	$10.0293	Open market sale
Dr. Sachiko Kuno[1]	06/06/2017	Sale	14,805	$10.0570	Open market sale
Dr. Sachiko Kuno[1]	06/05/2017	Sale	18,724	$10.0340	Open market sale
Dr. Sachiko Kuno[1]	06/02/2017	Sale	11,859	$10.3527	Open market sale
Dr. Sachiko Kuno[1]	05/30/2017	Sale	59,303	$10.0496	Open market sale
Dr. Sachiko Kuno[1]	05/26/2017	Sale	25,019	$10.2931	Open market sale
Dr. Sachiko Kuno[1]	05/25/2017	Sale	45,000	$10.4356	Open market sale
Dr. Sachiko Kuno[1]	05/24/2017	Sale	180,283	$10.6696	Open market sale
Dr. Sachiko Kuno[1]	05/23/2017	Sale	73,745	$10.4944	Open market sale

1.	Shares held by the Foundation, for which the reporting person currently serves as the sole director. The reporting person disclaims beneficial ownership of shares held by the Foundation.